# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cre8 Enterprise Ltd, CIK 0002003977
CUSIP: G2R63D105
Title of class of securities: Class A Ordinary shares, with no par value
Address of issuer's principal executive offices: 1/F, China Building, 29 Queen's Road Central, HONG KONG, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 07/22/2025
Filed by CIK 0002080590
Persons authorized to receive notices and communications: c/o Sze Ting CHO, 1/F, China Building, 29 Queen's Road Central,, HONG KONG, Hong Kong (K3), 00000, 852 3693 2688

## Reporting persons
- Seng Jin LEE: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 6,435,000; shared voting power 0; sole dispositive power 0; shared dispositive power 6,435,000; aggregate amount beneficially owned 6,435,000 (32.72% of the class)
  Comment: (1) Cre8 Investments Limited owns 6,435,000 class A ordinary shares and 4,500,000 class B ordinary shares of Cre8 Enterprise Limited (the "Issuer"), representing approximately 87.93% of the aggregate voting power of the Issuer's issued and outstanding Class A and Class B Ordinary Shares. Cre8 Investments Limited is a limited liability company incorporated under the laws of the British Virgin Islands, which is 57.14% owned by Mr. Seng Jin LEE, 14.29% owned by Mr. Xian Hong Jordan LEE and 28.57% owned by Mr. Kit Ying SHAM. Cre8 Investments Limited is governed by a Board of Directors consisting of Mr. Seng Jin LEE and Ms. Yee Lan Peggy SHAM. Mr. Seng Jin LEE is the father of Mr. Xian Hong Jordan LEE and son-in-law of Mr. Kit Ying SHAM. Mr. Seng Jin LEE may be deemed the beneficial owner of the shares held by Cre8 Investments Limited, and therefore, holds the voting power over the Class A Ordinary Shares and Class B Ordinary Shares held by Cre8 Investments Limited. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The registered address of Cre8 Investments Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.
  
  (2) The calculation is based on 19,667,500 Class A Ordinary Shares and 4,500,000 Class B Ordinary Shares of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission (the "SEC") on July 22, 2025 and the report on Form 6-K filed with the SEC on July 30, 2025.
- Cre8 Investments Limited (CIK 0002080590): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 6,435,000; shared voting power 0; sole dispositive power 0; shared dispositive power 6,435,000; aggregate amount beneficially owned 6,435,000 (32.72% of the class)
  Comment: (1) Cre8 Investments Limited owns 6,435,000 class A ordinary shares and 4,500,000 class B ordinary shares of the Issuer, representing approximately 87.93% of the aggregate voting power of the Issuer's issued and outstanding Class A and Class B Ordinary Shares. Cre8 Investments Limited is a limited liability company incorporated under the laws of the British Virgin Islands, which is 57.14% owned by Mr. Seng Jin LEE, 14.29% owned by Mr. Xian Hong Jordan LEE and 28.57% owned by Mr. Kit Ying SHAM. Cre8 Investments Limited is governed by a Board of Directors consisting of Mr. Seng Jin LEE and Ms. Yee Lan Peggy SHAM. Mr. Seng Jin LEE is the father of Mr. Xian Hong Jordan LEE and son-in-law of Mr. Kit Ying SHAM. Mr. Seng Jin LEE may be deemed the beneficial owner of the shares held by Cre8 Investments Limited, and therefore, holds the voting power over the Class A Ordinary Shares and Class B Ordinary Shares held by Cre8 Investments Limited. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The registered address of Cre8 Investments Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.
  
  (2) The calculation is based on 19,667,500 Class A Ordinary Shares and 4,500,000 Class B Ordinary Shares of the Issuer, as reported in the Issuer's prospectus on Form 424B4 filed with the SEC on July 22, 2025 and the report on Form 6-K filed with the SEC on July 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary shares, with no par value
Name of issuer: Cre8 Enterprise Ltd
Address of issuer's principal executive offices: 1/F, China Building, 29 Queen's Road Central, HONG KONG, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Mr. Seng Jin LEE and Cre8 Investments Limited (collectively, the "Reporting Persons").
Residence or business address:
The principal executive office of the Issuer is located at 1/F, China Building, 29 Queen's Road Central, Hong Kong.

The registered address of Cre8 Investments Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.
Present principal occupation or employment: Cre8 Investments Limited, where Mr. Seng Jin LEE serves as a director, is an investment holding company primarily engaged in acquiring, holding, and managing equity interests in subsidiaries and other investments. It does not engage in direct business operations.
Criminal convictions in the last five years: During the last five years, neither (1) Mr. Seng Jin LEE, nor (2) Cre8 Investments Limited nor any of its officers or directors has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither (1) Mr. Seng Jin LEE, nor (2) Cre8 Investments Limited nor any of its officers or directors has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Seng Jin LEE is a citizen of Singapore. Cre8 Investments Limited is a company incorporated under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Seng Jin LEE acquired the shares beneficially owned by him as part of a group reorganization of the Issuer. The Issuer was incorporated under the laws of the British Virgin Islands on December 4, 2023. In connection with the incorporation, on the same date of its incorporation, the Issuer issued 3,575 Class A Ordinary Shares with no par value to Cre8 Investments Limited, at the consideration of US$1,430.00. As part of the reorganization in preparation for the Issuer's initial public offering, on December 12, 2023, Cre8 Investments Limited transferred 5,000,000 ordinary shares, representing the entire ownership interest of Cre8 (Greater China) Limited ("Cre8 Hong Kong"), the operating subsidiary of the Issuer, to Cre8 Incorporation Limited by way of a share exchange. In exchange for the entire ownership interests of Cre8 Hong Kong, the Issuer allotted and issued 2,500 Class B Ordinary Shares to Cre8 Investments Limited.

Cre8 Investments Limited: WC
Mr. Seng Jin LEE: PF

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are pre-IPO shareholder of the Issuer. The Reporting Persons hold the Shares for investment purposes.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Incorporated by reference to Items 11 and 13 of the Cover Page.

As of the date hereof, Mr. Seng Jin LEE may be deemed to beneficially own an aggregate of 6,435,000 class A ordinary shares and 4,500,000 class B ordinary shares of the Issuer held by Cre8 Investments Limited, representing approximately 87.93% of the total voting power of the Issuer's issued and outstanding share capital, based on 19,667,500 Class A Ordinary Shares and 4,500,000 Class B Ordinary Shares outstanding, as reported in the Issuer's prospectus on Form 424B4 filed with the SEC on July 22, 2025 and the report on Form 6-K filed with the SEC on July 30, 2025.

Of these shares held through Cre8 Investments Limited, 57.14% are held directly by Mr. Seng Jin LEE, 14.29% owned by Mr. Xian Hong Jordan LEE (son of Mr. Seng Jin LEE), and 28.57% owned by Mr. Kit Ying SHAM (father-in-law of Mr. Seng Jin LEE). Pursuant to an Acting-in-Concert Agreement (the "Agreement"), Mr. Seng Jin LEE, Mr. Xian Hong Jordan LEE and Mr. Kit Ying SHAM have agreed to vote their respective shares collectively, and have designated Mr. Seng Jin LEE as the sole representative with exclusive authority to determine and direct the vote of all shares subject to the Agreement. By virtue of the Agreement, Mr. Seng Jin LEE has sole voting power over all shares held by the parties to the Agreement and therefore may be deemed to beneficially own all such shares under Rule 13d-3(a) of the Exchange Act. The other parties to the Agreement retain sole dispositive power over the shares they individually own.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Share Subscription Letter by and between Cre8 Investments Limited and the Issuer.
Exhibit B - Application for Shares submitted by Cre8 Investments Limited to the Issuer.
Exhibit C - Acting in Concert Agreement.
Exhibit D - Joint Filing Agreement.

## Signatures
- Seng Jin LEE: /s/ Seng Jin LEE, Seng Jin LEE / Shareholder (08/27/2025)
- Cre8 Investments Limited: /s/ Seng Jin LEE, Seng Jin LEE /Director at Cre8 Investments Limited (08/27/2025)